Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities and Exchange Act of 1934

Subject Company: Cell Therapeutics, Inc.

Commission File No: 001-12465

The following presentation is being used by Dr. James Bianco of Cell Therapeutics, Inc. (“CTI”) at presentations involving the proposed business combination between CTI and Novuspharma S.p.A. (“Novuspharma”).

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cti

Making cancer more treatable

CELL THERAPEUTICS, INC. NASDAQ: CTIC

Forward Looking Statement

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risk and uncertainties that could affect CTI’s product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet TRISENOX® revenue goals, the potential failure of XYOTAX™ to prove safe and effective for treatment of non-small cell lung and ovarian cancers, the potential failure of TRISENOX® to continue to be safe and effective for cancer patients, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling TRISENOX® and CTI’s products under development in addition to the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Where You Can Find

Additional Information

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003.

This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.

Highlights

•	XYOTAX in phase III trials
-	Fast track status in NSCLC
-	GOG ovarian cancer trial
•	TRISENOX 100% compounded annual growth rate
-	Profitable business unit in 2003
•	Pixantrone best in class
-	Potential accelerated registration aggressive NHL
•	Strong financial position

Oncology Pipeline

	Preclinical	Phase I	Phase II	Phase III	NDA	Marketed
TRISENOX®	Approved for relapsed or refractory acute promyelocytic leukemia (APL) Multiple myeloma, myelodysplasia, myelogenous leukemia and other cancers

XYOTAX™	Non-small cell lung and ovarian cancers

Pixantrone	Non-Hodgkin’s lymphoma

CT-2106	Colorectal cancer Small cell Lung

LPAAT-ß inhibitors

XYOTAX

(polyglutamate paclitaxel)

A safer, potentially
more effective taxane

XYOTAX Accumulates in the Tumor

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XYOTAX Enters Cancer Cells Through

Different Mechanism than Taxol®

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XYOTAX Tumor Selective Release

of Chemotherapy

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XYOTAX

Target product profile

	XYOTAX	Paclitaxel	Docetaxel
Premedications	No	Yes	Yes

Infusion time	10 mins	3 hrs	1 hr

Special infusion kits	No	Yes	Yes

Hair loss	No	Yes	Yes

Neuropathy	Infrequent	Frequent	Infrequent

Tolerability	Excellent	Fair	Fair

Efficacy	Superior	—	—

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XYOTAX

•	Designated fast track by FDA
-	“PS2 NSC lung cancer is incurable and current treatments offer modest benefit”
-	“XYOTAX has the potential to demonstrate improvement over available therapy in these patients based on anti-tumor activity reported in phase I and phase II clinical trials”
•	Robust pivotal trial program in over 1,500 patients
•	FDA approved Phase III program in NSC lung cancer to demonstrate superior survival
-	Front line therapy in PS2
-	Second line treatment
•	NDA in NSC lung cancer targeted for Q4-2004
•	Gynecologic Oncology Group to run phase III in ovarian cancer
-	Front line therapy

NSC Lung Cancer

Phase II XYOTAX

Front Line PS2 NSC Lung Cancer

•	PS2 accounts for 20-30% of 136,000 patients with NSC lung cancer
•	Current treatments are poorly tolerated (median 2 doses)
•	Disease progresses rapidly
-	Median 6 weeks
-	Median survival poor (2.4 – 3.9 months)*
•	High unmet need — accelerated regulatory review
•	Phase II XYOTAX clinical data supports phase III investigation
•	Principle investigators on phase III program are key opinion leaders of major cooperative groups (CALGB, ECOG, SWOG)

*Single agent v. combination therapy respectively

XYOTAX Phase II High Risk

NSC Lung Cancer

Patient Characteristics

•	XYOTAX 175 mg/m2 every 3 weeks
•	n = 28 patients treated
•	Median age 76 (range 49-88)

Performance status	Disease stage
PS0 6 (21%)	IIIB 8 (29%)
PS1 14 (50%)	IV 20 (71%)
PS2 8 (29%)

*Data presented at ASCO 2003

XYOTAX Phase II High Risk

NSC Lung Cancer

Number of Treatment Cycles Received

14 patients (64%)	≥ 4 cycles of treatment

6 patients (27%)	6 cycles of treatment

2 patients (9%)	8 cycles of treatment

*Data presented at ASCO 2003

XYOTAX Phase II High Risk

NSC Lung Cancer

Adverse Events (n = 28)

	Grade III	Grade IV
Neuropathy	5	0

Neutropenia	2	1

Febrile neutropenia	1	0

Anemia	1	0

Hair loss	0	0

Hypersensitivity	0	0

*Generalized weakness, fatigue and neuropathy were seen mostly in patients with concomitant progressive disease and significant disease related comorbid conditions

Phase II XYOTAX

NSC Lung Cancer

Efficacy (PS2)	Objective Response Rate	Median # of Doses	Time to Progression (months)	Survival (months)
XYOTAX (175 mg/m2)*	~10%	4	2.6	≥5.4
Efficacy (PS2)
Paclitaxel (225 mg/m2)**	~10%	2	1.5	2.4

* ASCO 2003 poster

** ASCO 2002 presentation, R.C. Lilenbaum

XYOTAX

Phase III NSC Lung Cancer Studies

Trial	Design	Comparator dose (mg/m2)	XYOTAX dose (mg/m2)	Primary Endpoint	# of pts	Data Release
STELLAR 2 2nd Line NSC Lung	Superiority Open-label Randomized	Docetaxel 75 Q3 weeks	210 Q3 wks	Survival	840	2H04

STELLAR 3 1st Line NSC Lung PS2	Superiority Open-label Randomized	Paclitaxel 225 + carbo AUC 6 Q3 weeks	210 + carbo AUC 6 Q3 wks	Survival	370	2H04

STELLAR 4 1st Line NSC Lung PS 2	Superiority Open-label Randomized	Gemcitabine 1000 d1, 8, 15 or Navelbine 20 d1, 8, 15	235 Q3 wks	Survival	370	2H04

Ovarian Cancer

XYOTAX Phase II Ovarian

Patient Characteristics (n=99)

Age
Median (range)	57 (29-89)

Number Prior Regimens

2	39 pts*

3 or 4	29 pts

5 or 6	18 pts

7-12	13 pts

*1 patient had 1 prior regimen

XYOTAX Phase II Ovarian

Adverse Events (n=99)

	Grade III	Grade IV

Hematologic

Hematologic	18(18%)	4(4%)

Neutropenia	15(15%)	8(8%)

Anemia	6(6%)	0

Thrombocytopenia	1(1%)	0

Non-hematologic

Hepatic	0	0

Renal	0	0

Gastrointestinal	2(2%)	0

Infection	0	0

Musculoskeletal	1(1%)	0

Constitutional (fatigue)	5(5%)	0

Neuropathy	14(14%)	0

Allergy (hypersensitivity)	1(1%)	0

XYOTAX Phase II Ovarian

Tumor Response

Platinum Sensitive # Prior Regimens			Platinum Resistant # Prior Regimens
	2 (n=18*)	≥3 (n=24)	1 or 2 (n=21)	≥3 (n=36)

PR	8(33%)	1(4%)	3(14%)	3(8%)
SD	2(11%)	11(46%)	3(14%)	11(31%)

Presented at the ONS Meeting 2003

*1 patient had 1 prior regimen

/

XYOTAX Phase III Ovarian Cancer

Gynecologic Oncology Group Trial

Trial	Design	Comparator dose (mg/m2)	XYOTAX dose (mg/m2)	Primary Endpoint	# of pts	Data Release

1st Line Ovarian	Non-Inferiority Open-label Randomized	Paclitaxel 175 + carbo AUC 6 Q3 weeks Paclitaxel 175 Q4 weeks x 12 for CRs	210 + Carbo AUC 6 Q3 wks 210 Q4 Wks x 12 for CRs	PFS Toxicities	~1200	2006

XYOTAX

Estimated US Regulatory Timelines

	1H 04	2H 04	1H 05	2H 05	1H 06	2H 06
First line NSC Lung (STELLAR 3)	NDA Submission		Approval
First line NSC Lung (STELLAR 4)	NDA Submission		Approval
Second line NSC Lung (STELLAR 2)	NDA Submission			Approval
First line Ovarian	NDA Submission				Approval

TRISENOX

(arsenic trioxide) injection

Indicated for the induction of remission and consolidation for patients with relapsed or refractory acute promyelocytic leukemia (APL)

TRISENOX

Commercial Opportunity

•	Product marketed in US, and EU

•	100% CAGR forecasted in 2003

•	$150+ million peak U.S. sales potential

•	>40 market expansion clinical trials ongoing

•	Gaining share in U.S. blood related cancer market

-	EU penetration limited to initial label (APL)

•	Potential label extension in 2004 for MDS indication could contribute significantly to both US and EU sales

TRISENOX

US Patient Mix

	1Q02	1Q03

APL	15%	10%
Myeloma	43%	43%
MDS	29%	41%
Other	13%	6%

TRISENOX

Profitable Commercial Effort in 2003

Sales	$	Millions

2001		$6.0M
2002		$11.7M
2003 (E)		$24.0M
2004 (E)		$43.0M

Source for 2004 estimate: CIBC World Markets

TRISENOX®

Impressive efficacy data in MDS

MDS (145 patients, 81 evaluable)

•	32% objective responses in both low and high risk
•	Decreases or eliminates RBC and platelet transfusion dependence
-	80% of responding pts became transfusion independent lasting up to 2 yrs
•	Well tolerated, no dose reductions required
•	Potential label expansion in MDS in US and EU in 2004

Reported at conferences in May, 2003

TRISENOX

Impressive efficacy data in multiple myeloma

Multiple myeloma (86 patients, 78 evaluable)

•	High response rates in combination with dexamethasone, vitamin C, and melphalan
-	~ 40% objective responses (≥ PR)
-	Marked improvement in kidney function
•	Well tolerated; manageable side effects
•	Active in patients who failed Velcade®, Thalomid®
•	2 large combination studies in progress
•	Potential for label expansion in 2005

Reported at conferences in May, 2003

Commercial Synergies

Key Products	Hematology	Solid Tumors

TRISENOX®	APL, CML, MDS, Multiple myeloma

Pixantrone	Aggressive NHL Indolent NHL	Breast cancer Prostate cancer

XYOTAX™		NSC lung cancer Ovarian cancer

CT-2106		Colorectal cancer Small cell lung cancer

Commercial Operations

Drivers for Expansion

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2003	2004	2005	2006
TRISENOX APL label, > 40 clinical trials	TRISENOX MDS label	TRISENOX Myeloma label

XYOTAX Phase III trials	XYOTAX NDA	XYOTAX NSCLC label

Pixantrone Phase III trials	Pixantrone Phase III trials	Pixantrone NDA	Pixantrone Aggressive NHL label

Pixantrone

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Pixantrone

(from Novuspharma merger)

•	New potential best-in-class DNA intercalator with improved efficacy and safety
•	Phase III in aggressive NHL targeted Q1 –’04
•	Should qualify for accelerated regulatory review
•	Potential NDA in 2005
•	Initial indication could generate $150+ million annual sales

DNA Intercalators

•	Established efficacy
-	Cornerstone of chemotherapy for breast cancer, leukemias, and lymphomas
-	Standard treatment in blood-born tumors – curative
-	Breast cancer – highly effective as adjuvant and frontline therapy
-	Only therapy for advanced forms of multiple sclerosis
•	However – problems with cardiotoxicity
-	Irreversible damage to heart muscle
-	Maximum cumulative dose in patient’s lifetime
-	Prevents use as repeat therapy

DNA Intercalators

With improved efficacy and safety

•	Novuspharma’s approach
-	Alter chemical groups responsible for free-radical production and cardiac toxicity

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•	Target markets
-	Unmet clinical need in second-line therapy (NHL)
-	Replace current DNA intercalators as safer treatment in first-line

Pixantrone

	Doxorubicin	Mitoxantrone	Pixantrone

Efficacy in hematology	+++	++	++++

Efficacy in solid tumors	++/+++	++	++

Safety (esp. cardiac)	+	++	++++

•	Superior anti-tumor activity in P388 and L1210 murine leukemias vs. Dx and Mitox
•	Curative in YC-8 murine lymphoma
•	Wide therapeutic window—effective from 1/3 of MTD
•	Synergism with Cisplatin and Rituxan

Effect of pixantrone and mitoxantrone (MITOX) on survival in the YC-8 lymphoma model (iv/iv + 1,5,9)

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Pixantrone

Experimental cardiotoxicity

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Pixantrone

Target product profile

•	Superior safety
-	Cardiac toxicity profile superior to existing agents
-	Not toxic to tissues, eliminates need for central line
-	Less severe nausea and vomiting
•	Impressive efficacy
-	Long lasting complete remissions in heavily treated NHL patients
-	As single agent or in combination with chemotherapy
•	Potential to be used where other anthracyclines cannot
-	Breast cancer in combination with Herceptin®
-	Breast cancer salvage after prior anthracycline therapy
-	Late-stage lymphomas

Pixantrone

Clinical Summary

•	Extensive clinical trial experience
-	>170 patients
-	7 phase I, II trials
•	Initial market entry into area of high unmet need
-	3rd-line aggressive NHL
-	Currently no approved therapies
-	Market size ~15,000 patients
•	Potential label expansion
-	Relapsed indolent NHL + Rituxan® (phase III)
-	2nd-line combination in high grade NHL (phase II)
-	Salvage breast cancer ± Herceptin® (planned)

Pixantrone

Impressive Single Agent Activity in

Relapsed/Resistant Aggressive NHL

Patient	NHL	Status	Prior Rx mg/m2	Resistant Prior Rx	Response (Pix dose)	Duration (mos)
M-80	DLC	1st Rel	Dx380	Yes	uPR(650)	NA
F-79	DLC	2nd Rel	Dx400	Yes	CR(1530)	17
F-65	DLC	2nd Rel	Dx400	Yes	CR(1530)	4
M-65	DLC	3rd Rel	Dx250	No	uPR(1190)	NA
M-72	DLC	3rd Rel	Dx400	No	PR(1530)	6.5
M-66	tFoll	5th Rel	Dx240/Mt x50	No	PR(1360)	17+
F-65	Mant	2nd Rel	Dx300	Yes	CR(1060)	12.5
M-65	DLC	2nd Rel	Dx300	No	uPR(1020)	NA

Pixantrone

Impressive Single Agent Activity in

Relapsed/Resistant Aggressive NHL

Patient	NHL	Status	Prior Rx mg/m2	Resistant Prior Rx	Response (Pix dose)	Duration (mos)
F-72	DLC	4th Rel	Dx300	Yes	PR(1020)	5
F-41	Mcy	3rd Rel	Dx300	No	CR(1241)	7
F-60	DLC	3rd Rel	Dx400	Yes	PR(1020)	NA
M-78	Mant	2nd Rel	None	Yes	uPR(1020)	NA
F-55	DLC	1st Rel	Dx300	No	CR(1326)	12
M-66	DLC	2nd Rel	Dx	Yes	uPR(425)	1

Pixantrone

Impressive Single Agent Activity in

Relapsed/Resistant Aggressive NHL

•	High response rates in relapsed/resistant aggressive NHL
-	ORR= >30% (7CRs/5PRs + 5uPRs)
-	Durable responses: TTP >8 months for responders
•	Well tolerated
-	Grade 4 neutropenia 13/33 (40%)
-	Grade 4 anemia/thrombocytopenia 0-1/33 (<3%)
•	28/33 (85%) had maximum prior anthracycline exposure
•	14/33 (42%) received >1,000-1500mg/m2 Pixantrone
•	Encouraging low incidence of cardiac events despite prior anthracycline or anthracenedione exposure

Pixantrone

U.S. Registration Strategy

•	Pivotal trial in 3rd line aggressive NHL
-	Compelling phase II clinical data
-	High unmet need - qualifies for accelerated review
-	No approved agents - non-randomized single open label trial ~120 pts
-	Enrollment completion late 2004
-	NDA target Q4 2005
-	Potential launch 2006
•	Phase III in relapsed indolent NHL ± rituximab to provide market penetration support

Preliminary Market Study

% of physicians who would prescribe Pixantrone

by line of therapy

	First Line	Second Line	Third Line
Aggressive	47%	100%	100%

Indolent	27%	67%	67%

-	Almost half of the physicians would try Pixantrone in place of doxorubicin in first line therapy for aggressive patients – mostly for patients with cardiovascular risk factors

Pixantrone U.S. Market Potential

NHL indication only

• Aggressive NHL incidence(55%)	151,877
- Stage III/IV (80%)	121,502
- Chemotherapy (front line-CHOP)	72,901
- Salvage chemotherapy	54,169
• Indolent NHL incidence (45%)	124,263
- Stage III/IV	68,345
- Chemotherapy (+/-Rituxan)	44,735
- Salvage chemotherapy	18,905

Key Objectives

Next 12-18 Months

•	Gynecologic Oncology Group to initiate phase III study of XYOTAX in ovarian cancer
•	Complete enrollment of pivotal trials in non-small cell lung cancer
•	Successful merger with Novuspharma to maximize cost synergies and efficiencies
•	Initiate pivotal trial of Pixantrone in aggressive relapsed NHL
•	Explore TRISENOX label expansion in MDS in 2004
•	Grow TRISENOX sales >$40M
•	Submit NDA for XYOTAX
•	Advance LPAAT inhibitors in development
•	Secure global commercial partner for XYOTAX

Novuspharma

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Strategic Rationale

Immediate Realizable Synergies

•	Greater revenue growth potential
-	TRISENOX gaining hematology market share MARKETED
-	XYOTAX in pivotal trials for lung cancer LAUNCH 2005
-	Pixantrone in pivotal trials for NHL LAUNCH 2006
-	Targeting profitability in 2005
•	Strong combined balance sheet
-	$230 million proforma end Q1, 2003
•	Significant cost savings
-	$18-$20 million annual operating synergies
•	Strengthened oncology drug development expertise
•	Global access to patients, physicians and capital markets

Overview of Novuspharma S.p.A.

•	Pixantrone potential “best in class” safer, more effective anthracycline in pivotal trials for NHL
•	Strong balance sheet: ~$120 million cash as of 3/31/03
•	Former oncology drug development arm of Boehringer Mannheim, part of Hoffman La Roche
-	Expertise in pre-development, pharmacology, CMC, Phase I-II
•	Research coverage: Lehman Bros., SG Cowen, Banca IMI, Caboto

Timing

•	Unanimous approval of both Boards
•	Subject to Novuspharma and CTI shareholder approval
•	Subject to approval of CTI’s application to list its shares on the Nuovo Mercato
•	Merger expected to close Q4
•	Integration plan & team established
-	$18-20 million full year of cost savings expected in 2004
•	Year end combined cash position forecasted at $160M

Specifics of Agreement

•	CTI to issue 16 million shares of CTIC to Novuspharma shareholders
-	Fixed exchange ratio 2.45
-	Transaction value ~$235 million
-	Dual listing on NASDAQ and Nuovo Mercato
•	Novuspharma to have two seats on board with a third independent director to be nominated prior to closing
•	Silvano Spinelli, CEO of Novuspharma to join CTI’s management team in following roles
-	EVP, Development at CTI
-	Managing Director, CTI’s European subsidiary in Bresso

Company Profiles

	CTI	Novuspharma
Therapeutic focus	Cancer	Cancer
Key Products
Marketed	TRISENOX	—
Phase III	XYOTAX	Pixantrone
Phase I/II	CT-2106 (polyglutamate camptothecin)	MT-201, BBR3576
Core competencies	Sales & Marketing, Phase II/III, Target discovery & validation	Preclinical (in vivo, PK/PD), CMC (analytical), Phase I-II
Head count	288	85
Facilities	170,000 sq ft (Seattle)	75,000 sq ft (Milan)
Balance sheet 3/31/03	$111 million	$120 million*

*Converted to US dollars; exchange rate 1.18

Operating Synergies

Center of excellence — Milan

•	Medicinal chemistry, lead optimization
•	Preclinical models, toxicology-ADME, analytical

development, pharmacology

•	Clinical trials material production
•	PK/PD testing in Phase I
•	EU pharmacovigilance, QA/QC
•	European clinical development

Operating Synergies

Corporate Headquarters — Seattle

•	Target discovery/validation
•	Clinical Development
-	Phase I-III
-	Drug Regulatory Affairs
-	Drug Safety & Surveillance
•	Sales & Marketing

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cti

Making cancer more treatable

CELL THERAPEUTICS, INC. NASDAQ: CTIC

The following sidebars are also being used by Dr. James Bianco of CTI at presentations involving the proposed business combination between CTI and Novuspharma.

Last 12 Months in Review

Objective	Status

• Acquire late stage or commercial product	• Novuspharma merger - Pixantrone in phase III - $18-$20m in annual operating synergies - $120M balance sheet

• Reduce burn rate and secure adequate capital to grow commercial operations and see XYOTAX to NDA	• $75M notes offering

• Advance discussions toward potential XYOTAX partner	• Partnership discussions for XYOTAX ongoing

• Initiate pivotal XYOTAX phase III trials	• STELLAR-2, -3, -4 trials FDA approved and enrolling

• TRISENOX—profitable operating business	• Sales targeted to double to $24M this year

• Highlight clinical data at key scientific meetings	• ASH, AACR, ASCO, MM, MDS

Oncology Strategy

•	Improve the safety and efficacy of existing agents which

provide the cornerstone for standard of care

- Taxanes (>$2B)	XYOTAX™

- Camptothecins (>$1B)	CT-2106

- Anthracyclines (>$500M)	Pixantrone

•	Develop new agents with unique mechanisms of tumor cell

killing without more side effects

-	TRISENOX®
-	LPAAT- inhibitors

•	Develop significant sales and marketing presence in cancer

market segments where leverage is possible

-	Blood-related cancer market

•	Consider co-marketing relationship where size matters
-	Solid tumor indications

Hematology

Commercial opportunity

	2002 Incidence	2002 Prevalence
Total Hematologic	94,850	423,564
TRISENOX®
APL	1,050	2,535
Myelodysplastic Syndromes	15,200	35,562
Multiple Myeloma	14,600	49,542
Pixantrone
AML	10,600	18,980
Indolent NHL	24,030	142,625
Aggressive NHL	29,370	174,320

Oncology

Commercial opportunity

	2002 Incidence	2002 Prevalence
Total Oncologic	516,144	3,132,334
XYOTAX™
Advanced NSC lung	137,600	162,352
Ovarian	25,400	145,831
CT-2106
Small cell lung	34,380	57,983
Colorectal	147,500	930,083
Pixantrone
Breast	212,600	1,836,085

Market Dynamics

Hematology	Oncology
• Few “Big” pharma competitors	• “Big” pharma dominates solid tumor space
- Berlex, Genentech, Idec, Millenium, Celgene	- Pfizer, Novartis, Glaxo, BMS, AstraZeneca, Lilly
• Low S&M barriers to entry	• Considerable sales and marketing barriers to entry
• High incidence diseases with few treatment options	• Novel break through products can generate >$1B in annual sales
• Concentrated market ~4,500 allows maximum S&M leverage with modest size field force	• Co-promotional relationship may be necessary to maximize commercial potential